Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

RECEIVED

2007 MAY 29 A 5:13

May 15, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2007 First Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Yours truly,

AUR RESOURCES INC.

Kathy Robinson

Kathy Robinson
Assistant Secretary

07023821

Encl.

\kr

5/29

EXEMPTION #
82-4624

Aur RESOURCES INC.

RECEIVED

REPORT TO SHAREHOLDERS – FIRST QUARTER 2007

AUR RESOURCES INC. REPORTS NET EARNINGS OF US$57.8 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$79.0 MILLION IN THE FIRST QUARTER OF 2007

(All dollar amounts are expressed in United States currency unless otherwise stated.)

TORONTO, ONTARIO – (CCN Matthews – May 3, 2007) – Aur Resources Inc. (TSX: AUR; SSE: AUR) today announced net earnings of US$57.8 million for the first quarter of 2007, a 23.5 % increase compared to the first quarter of 2006. Cash flow from operating activities was US$79.0 million and dividends of US$88.7 million were paid to shareholders in the quarter.

"Aur expects that the combination of record copper production and continued strong copper prices in 2007 will result in another excellent year for the Company," said Jim Gill, Aur's President and CEO. "Aur shareholders will also benefit from a 100% increase in scheduled copper production over the next 3 years resulting from the new Duck Pond Mine, which began operations in January, and from its Andacollo copper-gold deposit currently being developed for production commencing in late 2009."

First Quarter Highlights - 2007

- **Net Earnings of $57.8 million**, $0.59 (CDN$0.69) per share, an increase of 23.5% compared to 2006.
- **Cash Flow from Operating Activities of $79.0 million.**
- **Dividends of CDN$88.7 million** paid to Aur shareholders.
- **Increased ownership** of Andacollo from 63% to 90% for $103 million.
- **Cash totaled $573.7 million** equal to $5.82 (CDN$6.73) per share as at March 31, 2007, $128.0 million of which was restricted cash.
- **Duck Pond Mine commenced copper and zinc concentrate production.**
- **Andacollo Hypogene development progressed as planned.**

2501 – 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614 Fax: 416-367-0427; www.aurresources.com

Financial Results

Mining revenues were $156.4 million in the first quarter of 2007, compared to $135.1 million for the same period in 2006. Net earnings were $57.8 million, equal to $0.59 per share for the quarter, a 23.5% increase over net earnings of $46.8 million or $0.48 per share for the same quarter last year.

Cash flow from operating activities was $79.0 million, equal to $0.80 per share, compared to $76.0 million or $0.79 per share in the first quarter of 2006. Aur's consolidated unrestricted cash position decreased by $184.6 million to $445.7 million and working capital decreased by $122.2 million to $310.1 million from December 31, 2006, primarily as a result of the purchase of a 27% interest in Andacollo for $103.0 million, the payment of $88.7 million of dividends and the repayment of $31.3 million of senior notes principal.

Aur's realized copper price averaged $2.69 per pound in the first quarter of 2007, equal to the LME average price for the quarter, compared to $2.51 per pound for the same quarter last year. The cathode sales premiums received were essentially equal to the negative pricing adjustments related to the November and December 2006 cathode sales.

The following table presents a summary of Aur's Consolidated Statements of Operations for the three month period ended March 31, 2007 and 2006:

	Three months ended March 31 ($000's)		
	2007	2006	Change
Mining revenues	**156,412**	135,104	21,308
Mining expenses	**(46,344)**	(39,203)	(7,141)
Depreciation & amortization	**(11,761)**	(7,490)	(4,271)
Mine closure & site restoration	**(459)**	(330)	(129)
ENAMI copper price participation	**(5,283)**	(4,280)	(1,003)
Non-controlling interests	**(16,507)**	(18,505)	1,998
Operating earnings	**76,058**	65,296	10,762
Business development	**(1,160)**	(1,845)	685
Administration	**(2,325)**	(2,836)	511
Interest on long-term debt	**(3,180)**	(2,109)	(1,071)
Stock-based compensation	**(1,001)**	(559)	(442)
Taxes	**(19,828)**	(15,728)	(4,100)
Interest income	**7,262**	3,878	3,384
Other (expenses) and revenues	**1,994**	721	1,273
Net earnings	**57,820**	46,818	11,002
Basic earnings per share	**0.59**	0.48	0.11

Metal Production and Sales

Copper production from the Andacollo and Quebrada Blanca Mines in the first quarter of 2007 was 57.4 million pounds of copper, compared to 55.1 million pounds of copper in the first quarter of 2006. Mining revenues were $156.4 million in the first quarter of 2007, a $21.3 million increase over the same period in 2006. The increase was primarily due to the $0.18 per pound higher realized copper price.

Minesite cash operating costs were $46.3 million in the first quarter of 2007, compared to $39.2 million in 2006. Aur's cash operating cost per pound of copper sold was $0.80 for the quarter, $0.07 per pound higher than in the first quarter of 2006. Increased energy and reagent costs contributed to the higher unit operating costs in the first quarter of 2007.

Alur RESOURCES INC.

The Duck Pond Mine produced approximately 3.7 million pounds of copper and 8.7 million pounds of zinc in the first quarter, however, as commercial production was not declared until April 1, 2007, all expenses were capitalized and no mining revenue was recognized.

Mine Operating Earnings [(1)]

The following table presents a summary of mine operating earnings for the periods ended March 31, 2007 and 2006.

	Three months ended March 31 ($000's)		
	2007	2006	Change
Andacollo	**23,680**	20,425	3,255
Quebrada Blanca	**86,388**	75,476	10,912
	110,068	95,901	14,167

(1) Mine operating earnings equals mining revenues less mining expenses.

Mine Operating Cash Flow

Cash flow from mine operating activities was $81.5 million in the first quarter of 2007, compared to $85.1 million for the same period last year. Mine operating cash flow decreased approximately 6% in the first quarter by comparison to 2006, primarily due to a $22.8 million reduction in non-cash working capital items in 2007.

Andacollo Mine

The Andacollo Mine produced 11.6 million pounds of LME registered cathode copper during the first quarter of 2007, compared to 11.7 million pounds in the first quarter of 2006. A total of 5.6 million tonnes of rock, of which 1.0 million tonnes was heap leach ore and 0.3 million tonnes was dump leach ore, was mined at a strip ratio of 3.0:1 in the first quarter of 2007, compared to 4.1 million tonnes of rock, of which 0.9 million tonnes was heap leach ore and 0.3 million tonnes was dump leach ore, was mined at a strip ratio of 2.3:1 in the first quarter of 2006.

Andacollo's revenues of $32.1 million, generated from the sale of 11.7 million pounds of copper in the first quarter of 2007, were $2.9 million higher than the revenues of $29.2 million in the first quarter of 2006 due to the $0.17 per pound higher realized copper price. Cash operating costs were essentially the same for the same period in 2006 at $8.5 million. Cash operating costs were $0.73 per pound of copper sold in the first quarter of 2007, $0.02 per pound lower than in 2006. Cash flow from operating activities was $13.6 million in the first quarter of 2007, compared to $21.1 million in 2006. Expenditures on property, plant and equipment were $5.0 million in the first quarter, including $4.5 million on the development of the Andacollo Hypogene Deposit, compared to $2.4 million in 2006.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 45.8 million pounds of LME registered cathode copper during the first quarter of 2007, compared to 43.4 million pounds in the first quarter of 2006. A total of 8.6 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 1.6 million tonnes was dump leach ore, was mined at a strip ratio of 1.6:1 in the first quarter of 2007, compared to 8.4

million tonnes of rock, of which 2.0 million tonnes was heap leach ore and 1.9 million tonnes was dump leach ore, at a strip ratio of 1.2:1 in the first quarter of 2006.

Quebrada Blanca's revenues, generated from the sale of 46.5 million pounds of copper, were $124.3 million in the first quarter of 2007, compared to $105.9 million generated from the sale of 42.1 million pounds of copper in 2006. The $18.4 million increase in revenues was primarily due to the $0.15 per pound higher realized copper price. Cash operating costs of $37.9 million were $7.5 million higher than in the same period in 2006. Cash operating costs were $0.82 per pound of copper sold, $0.10 per pound higher than in the first quarter of 2006 due to higher energy and reagent costs and higher copper sales. Cash flow from operating activities was $67.9 million in the first quarter of 2007 compared to $64.0 million in 2006. Expenditures on property, plant and equipment were $4.3 million in the first quarter, mostly on sustaining capital including $1.8 million for lead anode replacement costs in the electrowinning plant, compared to essentially $nil for the same period in 2006.

Development Projects

Duck Pond – Newfoundland

The Duck Pond Mine began production on January 11, 2007 and produced approximately 2.5 million pounds of copper and 3.2 million pounds of zinc in concentrates from 61,483 tonnes of ore at an average grade of 2.2%Cu and 3.64% Zn processed through the mill. Daily production increased steadily during the quarter and achieved commercial rates by the end of March. Commercial production will be declared at April 1, 2007 with full production at the rate of 1,800 tonnes per day expected to be achieved by the end of June. Mining revenues and expenses, which were capitalized in the first quarter, will be recognized beginning on April 1, 2007. Capital expenditures of $19.6 million were incurred in the quarter of which $14.4 million was spent on mine development and $5.2 million was spent on the processing plant and related facilities to prepare the Mine for steady state production going forward. On April 18, 2007, the first copper and zinc concentrates were shipped to smelters and on May 9, 2007 the official opening of the Mine will take place.

Andacollo Hypogene Copper-Gold Deposit – Chile

Development of the Andacollo Hypogene Mine progressed as planned during the first quarter of 2007. Basic engineering was 87% completed, the first bench of the in-pit crusher platform was blasted, geotechnical work related to the tailings facility was carried out and geological and mine planning work was carried out related to the life of mine plan. The environmental impact study for the project was submitted to the regulators and approval was received on April 9, 2007. The placement of orders for equipment and work on a variety of surface infrastructure facilities progressed as expected. A review of the capital construction cost was undertaken in March and the original budget of $336 million was confirmed. A contract for the construction of the 220 kV power line was completed with Transelec and the negotiation of a power supply contract continued in the first quarter of 2007. The Andacollo Hypogene Mine is expected to begin production of copper and gold in concentrates before the end of 2009, as scheduled.

Other Financial Information

Business Development

Aur's expenditures on its exploration projects and the identification and evaluation of potential acquisitions were $1.2 million in the first quarter of 2007, compared to $1.8 million for the same period in 2006. Exploration work was carried out on projects in Chile, Mexico, Ecuador, Peru and Argentina at a cost of $0.8 million. In Mexico, drilling on the La Bacoca project was initiated to evaluate the copper-zinc potential of the property. One hole was completed in March which intersected 40 meters of mineralization with visible chalcopyrite and sphalerite. Drilling continues, with assay results expected in the second

quarter. At the Coyote copper prospect in Chile, drilling did not intersect mineralization of significance and the property will be abandoned. The planned drilling on the El Dorado silver-gold property in Argentina was delayed due to logistical issues and is expected to recommence in May. In the second quarter, drilling will be carried out on the Macuchi base metal property in Ecuador and the search for new properties for evaluation will continue. The 2007 acquisition search was active in the first quarter with $0.4 million being spent on the evaluation of development stage properties in the copper belt of south central Africa and in Peru. This program will continue to be active during the balance of the year.

Administration

Administration expenses were $2.3 million in the first quarter of 2007, compared to $2.8 million in 2006.

Depreciation and amortization

Depreciation and amortization expenses were $11.8 million in the first quarter of 2007, compared to $7.5 million in 2006, the increase being primarily due to the purchase of the additional 27% interest in Andacollo.

Mine closure and site restoration

Non-cash mine closure and site restoration expenses for the Andacollo and Quebrada Blanca Mines were $0.5 million in the first quarter of 2007, compared to $0.3 million in 2006.

Interest on long-term debt

Interest on long-term debt was $3.2 million in the first quarter of 2007, and was comprised of $2.1 million on Aur's $125 million senior notes debt and $1.1 million on the $125 million draw down of Aur's $150 million revolving credit facility. This compares to $2.1 million in 2006, exclusively for the senior notes debt.

Stock-based compensation

Stock-based compensation expense was $1.0 million in the first quarter of 2007, compared to $0.6 million in 2006.

ENAMI copper price participation

A copper price participation expense related to the Quebrada Blanca Mine, payable to ENAMI, of $5.3 million was accrued in the first quarter of 2007, compared to $4.3 million in 2006, the increase being a result of higher realized copper prices.

Interest income

Interest income was $7.3 million in the first quarter of 2007, compared to $3.9 million in 2006, due to higher average cash balances earning interest at a higher average interest rate.

Other expenses and revenues

The net amount of other expenses and revenues was positive $2.0 million in the first quarter of 2007, compared to a positive $0.7 million in 2006, primarily due to changes in foreign exchange.

Aur Resources Inc.

Provision for income and resource taxes

Provision for taxes was $19.8 million in the first quarter of 2007, compared to $15.7 million in 2006. The higher tax expense in 2007 is a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $16.5 million in the first quarter of 2007, compared to $18.5 million for the same period in 2006.

Aur is entitled to receive 76.5% and 90% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at March 31, 2007, the entitlement of the non-controlling interests to cash distributions was $22.1 million.

Working capital

Working capital decreased by $122.2 million during the first quarter to $310.1 million at March 31, 2007, primarily due to the purchase of a 27% interest in Andacollo for $103 million, the payment of $88.7 million of dividends to Aur shareholders and the principal repayment of $31.3 million of the senior notes.

Restricted cash

Restricted cash of $128 million represents the cash pledged as collateral for the 125 million drawn down from the $150 million revolving credit facility and, accordingly, is not available for general corporate use. Restricted cash is shown as a separate line item in the non-current assets section of the balance sheet.

Property, plant and equipment

Investments in property, plant and equipment totaled $142.0 million in the first quarter of 2007, compared to $23.9 million in 2006. These investments included $103.0 million for the purchase of a 27% interest in Andacollo, $19.7 million invested at Duck Pond, $5.0 million invested at Andacollo and $4.3 million invested at Quebrada Blanca. Investments in property, plant and equipment also included $10.0 million in both 2007 and 2006 for the copper price participations paid to Teck Cominco for the 2006 and 2005 years.

Purchase of CMP's interest in Andacollo

On January 18, 2007, Aur purchased Compañía Minera del Pacifico's ("CMP's") 30% interest in the Series A shares of Compañía Minera Carmen de Andacollo ("CDA") for $103 million in cash. This increased Aur's economic interest in CDA from 63% to 90% effective January 1, 2007 with ENAMI holding the remaining 10%.

Line of credit facility

On January 25, 2007, Aur obtained a four year, $150 million revolving credit facility for general corporate purposes. The terms of the facility require Aur to provide cash collateral to the lender equal to the amount outstanding under the facility, plus $3 million. In the first quarter of 2007 Aur drew down $125 million of the facility and, accordingly, $128 million was included in restricted cash on the balance sheet.

Aur RESOURCES INC.

Dividends – Notice of eligible dividends

On January 31, 2007, $88.7 million of dividends was paid to Aur's common shareholders. For Canadian income tax purposes all dividends declared payable in 2006 and subsequent years will be "eligible" dividends unless otherwise specified.

Disclosure controls and procedures

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Aur's disclosure controls and procedures as at the financial quarter ended March 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Aur concluded that the design and operation of these disclosure controls and procedures were effective, as at March 31, 2007, in providing reasonable assurance that material information relating to Aur, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal control over financial reporting

As at the financial quarter ended March 31, 2007, the Chief Executive Officer and the Chief Financial Officer evaluated the design of Aur's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer of Aur concluded that the design and operation of the internal control over financial reporting was effective, as at March 31, 2007, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in Aur's internal controls over financial reporting that occurred during the most recent interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, Aur's internal control over financial reporting.

2007 Outlook

Aur has used an average copper price of $3.09 per pound and an average zinc price of $1.47 per pound for the remaining nine months in developing this 2007 outlook.

Copper production from the Andacollo, Quebrada Blanca and Duck Pond Mines is expected to total 255 million pounds in 2007, of which Aur's share will be 208 million pounds. The Duck Pond Mine is also scheduled to produce 53 million pounds of zinc plus by-product silver and gold. Aur's share of copper production is expected to increase by 43 million pounds (26%) over 2006 due to the increase in ownership of the Andacollo Mine from 63% to 90% effective January 1, 2007 and to the start of production at the Duck Pond Mine.

Mining revenues from the sale of 253 million pounds of copper and 47 million pounds of zinc, together with silver and gold, is forecast to be approximately $830 million. Zinc forward sales commitments will reduce operating revenues by $17 million to $813 million at the forecast zinc price.

Operating earnings, after $269 million of mine operating costs, $62 million of depreciation and amortization, $3 million of mine closure and site restoration costs, $13 million of copper price participation amounts due to ENAMI and $75 million of non-controlling interests expenses are expected to be $395 million. Other expenses forecasted include $11 million for business development, $10 million for administration, $13 million for interest costs on long-term debt, $87 million for taxes and positive $27 million, being primarily interest income, for other revenues and expenses.

Net earnings are forecast to be $296 million, equal to $3.02 or CDN$3.47 per share.

Cash flow from operating activities is projected to be approximately $395 million. Cash expenditures associated with financing activities are expected to total $103 million and are comprised of $125 million of inflows from the drawdown of Aur's revolving credit facility and outflows of $228 million including $93 million for dividends to Aur shareholders, $31 million for senior notes principal repayments, $32 million for 2006 copper price participations to ENAMI, $7 million for capital leases and $64 million for dividends to minority shareholders of Quebrada Blanca. Cash expenditures on investing activities are expected to total $377 million in 2007, comprised of $103 million for the purchase of CMP's 27% interest in Andacollo completed on January 18, 2007, $83 million on the development of the Hypogene Deposit, $26 million at Duck Pond, $21 million at the Quebrada Blanca and Andacollo Mines and $18 million to Teck Cominco for copper price participations, being $10 million for 2006 and $7.5 million for 2007. Aur's cash at December 31, 2007 is forecast to be $673 million of which $128 million is restricted cash.

Dividends of CDN$1.10 per share, totaling approximately $93 million, are scheduled to be paid in 2007. These dividends are comprised of a CDN$1.00 per share special dividend plus the CDN$0.05 per share regular dividend, paid on January 31, 2007, and both the regular dividend of CDN$0.05 per share declared on May 3, 2007 to be paid on July 3, 2007.

The Andacollo Mine is forecast to produce approximately 46 million pounds of LME Grade A cathode copper at a cash operating cost of $0.77 per pound of copper sold in 2007. Operating cash flow is expected to be $73 million in 2007. Sustaining capital expenditures on property, plant and equipment are forecast to be $2 million in 2007.

The Quebrada Blanca Mine is forecast to produce approximately 181 million pounds of LME Grade A cathode copper at a cash operating cost of $0.87 per pound of copper sold in 2007 including the $0.01 per pound cost of the hypogene exploration drilling program. Operating cash flow is expected to be $301 million in 2007. Expenditures on property, plant and equipment are expected to be $19 million in 2007. A $2 million drilling program to initiate the evaluation of the potentially very large hypogene copper deposit at Quebrada Blanca, underlying the existing supergene deposit, commenced in April. This program is designed to outline an inferred mineral resource of 900 million to 1.0 billion tonnes at a copper grade of economic significance. Limited prior drilling intersected mineralization at grades in the 0.70%-0.75% copper range.

The Duck Pond Mine achieved commercial production on April 1, 2007, with full production at the rate of 1,800 tonnes of ore per day expected to be reached by the end of June. In 2007, Duck Pond is expected to produce approximately 28 million pounds of copper and 51 million pounds of zinc, together with 362,000 ounces of silver and 4,066 ounces of gold, contained in copper and zinc concentrates. Operating cash flow from the sale of concentrates containing 25 million pounds of copper and 45 million pounds of zinc, together with silver and gold credits, is expected to be $73 million before accounting for $17 million to be paid to settle the zinc forward sales contracts, and $19 million of capital development expenditures. The cash operating costs per pound of copper sold, net of zinc, silver and gold credits, after providing for the zinc forward sales settlement is expected to be $0.64 per pound.

Development of the Andacollo Hypogene Deposit for production by late 2009 will be very active with capital of $83 million to be spent in 2007. Basic engineering will be completed, detailed engineering procurement and geotechnical work related to the concentrator, the tailings facility and related infrastructure will be carried out at a cost of $59 million, mine design, excavation work for the crushing plant, pre-stripping and mobile equipment lease payments of $17 million, as well as environmental, electrical power and water, information technology services and manpower training expenditures at a cost of $8 million, will be carried out during the year. The Andacollo Hypogene Mine is expected to produce on average approximately 155 million pounds of copper and 59,000 ounces of gold annually for 21 years and represents a long-term, high-return project for Aur.

Business development's budget of $8.0 million for exploration and $3.0 million to identify acquisition opportunities for advanced stage projects will be active during the balance of 2007. Exploration programs planned include drilling on the La Verde and La Bacoca copper properties in Mexico, the Macuchi copper-gold property in Ecuador and the El-Dorado-Monserrat precious metal project in Argentina. The search for new base and precious metal exploration prospects for acquisition in Mexico, Central and South America will continue as will monitoring the progress of significant exploration plays in Canada and the United States. Efforts to identify development stage projects producing mines for acquisition will continue to focus on the Cordillera Region of Latin America and the evaluation of opportunities in the African Copperbelt, Russia, other CIS countries and Eastern Europe.

Administration expense is forecast to be $11 million in 2007.

Depreciation and amortization expenses are expected to be approximately $62 million in 2007.

Mine closure and site restoration expenses are forecast at $3 million in 2007.

Cash income and resource tax expense is expected to amount to approximately $88 million in 2007.

Non-controlling interests expense, attributable to Aur's partners at the Andacollo and Quebrada Blanca Mines, is forecast to be $75 million in 2007.

Aur's net earnings and operating cash flow are materially impacted by changes in the price of copper. A $0.50 per pound change in the copper price will change the forecast net earnings and operating cash flow by approximately $80 million and $122 million, respectively.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

Aur RESOURCES INC.

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2006 Annual Report and/or in Aur's Annual Information Form dated March 15, 2007 ("AIF") and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, timing and costs of the development of new deposits, operating costs, ongoing expenditures on property, plant and equipment, levels of and increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions and include parameters, assumptions and conclusions in any feasibility studies. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual consolidated financial statements, the AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

PRODUCTION STATISTICS
Three months ended March 31

2007	Andacollo	Quebrada Blanca	Total
Ore (tonnes)			
Heap leach	984,243	1,784,718	n/a
Dump leach	261,068	1,572,480	n/a
Copper Grade (%TCu)			
Heap leach	0.65	1.18	n/a
Dump leach	0.39	0.55	n/a
Copper (000 pounds)			
Produced	11,597	45,770	57,367
Sold	11,650	46,460	58,110
Less: non-controlling interests	(1,165)	(10,917)	(12,082)
Net to Aur	10,485	35,548	46,038
Inventory	615	1,409	2,024
Cost per pound of copper sold	0.73	0.82	0.80

2006	Andacollo	Quebrada Blanca	Total
Ore (tonnes)			
Heap leach	914,127	1,951,296	n/a
Dump leach	333,116	1,923,890	n/a
Copper Grade (%TCu)			
Heap leach	0.75	1.31	n/a
Dump leach	0.38	0.56	n/a
Copper (000 pounds)			
Produced	11,687	43,433	55,120
Sold	11,668	42,110	53,778
Less: non-controlling interests	(4,317)	(9,895)	(14,212)
Net to Aur	7,351	32,215	39,566
Inventory	646	4,383	5,029
Cost per pound of copper sold	0.75	0.72	0.73

Notes:

1. Tonnes of ore stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis. Net copper to Aur represents Aur's 90% and 76.5% beneficial interests in Andacollo and Quebrada Blanca, respectively, in 2007. Aur's beneficial interest in Andacollo was 63% in 2006.

2. Cash operating cost per pound of copper sold includes transportation and marketing costs, settlement adjustments, and provisional pricing.

AUR RESOURCES INC.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

March 31, 2007
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended March 31 2007	2006
	$	$
Mining revenues	156,412	135,104
Expenses		
Mining	46,344	39,203
Business development	1,160	1,845
Administration	2,325	2,836
Depreciation and amortization	11,761	7,490
Mine closure and site restoration	459	330
Interest on long-term debt	3,180	2,109
Stock-based compensation	1,001	559
ENAMI copper price participation	5,283	4,280
Interest income	(7,262)	(3,878)
Other (note 11)	(1,994)	(721)
	62,257	54,053
Earnings before taxes and non-controlling interests	94,155	81,051
Income and resource taxes	(19,828)	(15,728)
Earnings before non-controlling interests	74,327	65,323
Non-controlling interests	(16,507)	(18,505)
Net earnings for the period	57,820	46,818
Basic and diluted earnings per share (note 9(b))	0.59	0.48

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Retained Earnings
(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31 2007	2006
Retained earnings as originally stated– beginning of period	446,853	254,782
Adjustment to reflect change in accounting policy for deferred financing costs (note 2)		(1,070)
Net earnings for the period	57,820	46,818
Restated retained earnings – end of period	504,673	300,530

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income
(in thousands of United States Dollars)
(Unaudited)

	Three months ended March 31 2007	2006
Net earnings for the period	57,820	46,818
Other comprehensive loss (note 2):		
Unrealized losses on zinc forward sales agreement	(127,083)	-
Comprehensive income (loss)	(69,263)	46,818

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Information on Operations for the three months ended March 31

(in thousands of United States dollars)
(Unaudited)

2007	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Mining revenues	32,133	124,279	-	156,412
Expenses				
Mining	8,453	37,891	-	46,344
Business development	-		1,160	1,160
Administration	-	-	2,325	2,325
Depreciation and amortization	4,562	7,153	46	11,761
Mine closure and site restoration	(47)	506		459
Interest on long-term debt	-	-	3,180	3,180
Stock-based compensation	-	-	1,001	1,001
ENAMI copper price participation	-	5,283	-	5,283
Interest income	(1,751)	(1,215)	(4,296)	(7,262)
Other	(87)	118	(2,025)	(1,994)
	11,130	49,736	(1,391)	62,257
Earnings (loss) before taxes	21,003	74,543	(1,391)	94,155
Income and resource taxes	(3,888)	(13,901)	(2,039)	(19,828)
Earnings (loss) before non-controlling interests	17,115	60,642	(3,430)	74,327
Non-controlling interests	(1,928)	(14,579)	-	(16,507)
Net earnings (loss)	15,187	46,063	(3,430)	57,820

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Mining revenues	29,207	105,897	-	135,104
Expenses				
Mining	8,782	30,421	-	39,203
Business development		-	1,845	1,845
Administration	-	-	2,836	2,836
Depreciation and amortization	1,582	5,877	31	7,490
Mine closure and site restoration	207	123		330
Interest on long-term debt	-	-	2,109	2,109
Stock-based compensation			559	559
ENAMI copper price participation	-	4,280	-	4,280
Interest income	(557)	(649)	(2,672)	(3,878)
Other	(81)	(131)	(509)	(721)
	9,933	39,921	4,199	54,053
Earnings (loss) before taxes	19,274	65,976	(4,199)	81,051
Income and resource taxes	(3,105)	(12,681)	58	(15,728)
Earnings (loss) before non-controlling interests	16,169	53,295	(4,141)	65,323
Non-controlling interests	(5,982)	(12,523)	-	(18,505)
Net earnings (loss)	10,187	40,772	(4,141)	46,818

See accompanying notes to interim consolidated financial statements

Alur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2007 (Unaudited) $	As at December 31 2006 $
Assets		
Current		
Cash	445,722	630,297
Receivables	29,205	21,681
Inventories and prepaid expenses (note 4)	72,887	72,861
	547,814	724,839
Restricted cash (note 8)	128,000	-
Property, plant and equipment	500,371	394,582
Future income and resource taxes	3,387	3,387
Long-term copper inventory and other (note 5)	24,687	24,588
	1,204,259	1,147,396
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	46,992	63,967
Taxes payable	60,461	54,008
Dividends payable	-	88,660
Copper price participations (note 6)	39,895	42,112
Payable to non-controlling interests	22,076	7,497
Current portion of obligation under capital leases	9,753	4,127
Current portion of mine closure and site restoration	887	931
Current portion of senior notes	31,250	31,250
Current portion of unrealized losses on zinc forward sales agreement (note 2)	26,440	[illegible]
	237,7[illegible]	292,552
Senior notes (note 7)	62,500	93,750
Revolving credit facility (note 8)	125,000	-
Obligation under capital leases	31,264	9,313
Future income and resource taxes	24,007	20,856
Mine closure and site restoration	27,224	27,797
Non-controlling interests	15,732	57,059
Unrealized losses on zinc forward sales agreement (note 2)	100,643	-
	386,370	208,775
	624,124	501,327
Contingency (note 14)		
Shareholders' equity		
Share capital (note 9)	196,956	194,629
Contributed surplus – stock-based compensation	5,589	4,587
Retained earnings	504,673	446,853
Accumulated other comprehensive loss (note 10)	(127,083)	-
	580,135	646,069
	1,204,259	1,147,396

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

March 31, 2007 (Unaudited)	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Assets				
Current				
Cash	138,851	129,562	177,309	445,722
Receivables	6,343	18,393	4,469	29,205
Inventories and prepaid expenses	14,130	56,199	2,558	72,887
	159,324	204,154	184,336	547,814
Restricted cash	-	-	128,000	128,000
Property, plant and equipment	137,208	218,930	144,233	500,371
Future income and resource taxes	-	-	3,387	3,387
Long-term copper inventory and other	-	20,508	4,179	24,687
	296,532	443,592	464,135	1,204,259
Liabilities				
Current				
Accounts payable and accrued liabilities	9,042	27,195	10,755	46,992
Taxes payable	19,312	39,109	2,040	60,461
Copper price participations	-	37,395	2,500	39,895
Payable to non-controlling interests	-	22,076	-	22,076
Current portion of obligation under capital leases	5,542	4,114	97	9,753
Current portion of mine closure and site restoration	-	-	887	887
Current portion of senior notes	-	-	31,250	31,250
Current portion of unrealized losses on zinc forward sales agreement	-	-	26,440	26,440
	33,896	129,889	73,969	237,754
Senior notes	-	-	62,500	62,500
Revolving credit facility	-	-	125,000	125,000
Obligation under capital leases	21,621	9,504	139	31,264
Future income and resource taxes	2,663	21,344	-	24,007
Mine closure and site restoration	5,196	19,697	2,331	27,224
Non-controlling interests	15,732	-	-	15,732
Unrealized losses on zinc forward sales agreement	-	-	100,643	100,643
	79,108	180,434	364,582	624,124

December 31, 2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Assets				
Current				
Cash	130,621	67,683	431,993	630,297
Receivables	1,609	12,240	7,832	21,681
Inventories and prepaid expenses	13,552	58,056	1,253	72,861
	145,782	137,979	441,078	724,839
Property, plant and equipment	50,543	217,486	126,553	394,582
Future income and resource taxes	-	-	3,387	3,387
Long-term copper inventory and other	-	21,018	3,570	24,588
	196,325	376,483	574,588	1,147,396
Liabilities				
Current				
Accounts payable and accrued liabilities	15,924	34,888	13,155	63,967
Taxes payable	15,963	38,045	-	54,008
Dividends payable	-	-	88,660	88,660
Copper price participations	-	32,112	10,000	42,112
Payable to non-controlling interests	-	7,497	-	7,497
Current portion of obligation under capital leases	-	4,032	95	4,127
Current portion of mine closure and site restoration	-	-	931	931
Current portion of senior notes	-	-	31,250	31,250
	31,887	116,574	144,091	292,552
Senior notes	-	-	93,750	93,750
Obligation under capital leases	-	9,150	163	9,313
Future income and resource taxes	2,771	18,085	-	20,856
Mine closure and site restoration	5,310	19,602	2,885	27,797
Non-controlling interests	57,059	-	-	57,059
	97,027	163,411	240,889	501,327

See accompanying notes to interim consolidated statements

Aur Resources Inc.

Consolidated Statements of Cash Flow
(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31 2007	2006
	$	$
Operating activities		
Net earnings for the period	57,820	46,818
Non-cash items -		
Depreciation and amortization	11,761	7,490
Future income and resource taxes	3,151	(379)
Mine closure and site restoration	459	(454)
Gain on disposal of property, plant and equipment	(56)	(148)
Interest on obligation on property purchased	-	4
Stock-based compensation	1,001	559
Copper price participation	5,283	4,280
Non-controlling interests	16,507	18,505
	95,926	76,675
Net change in non-cash working capital items (note 12)	(16,915)	(670)
	79,011	76,005
Financing activities		
Proceeds on drawdown of revolving credit facility	125,000	-
Dividends on common shares	(88,660)	(12,384)
Repayments of senior notes	(31,250)	-
Repayments of capital leases	(1,170)	(886)
Common shares issued	2,327	2,202
Other	(417)	(215)
	5,830	(11,283)
Investing activities		
Restricted cash	(128,000)	-
Purchase of additional interest in Andacollo (note 3)	(103,000)	-
Payment of copper price participation	(10,000)	(10,000)
Property, plant and equipment	(10,053)	(5,430)
Mineral property development	(18,959)	(8,435)
Proceeds on disposal of property, plant and equipment	56	214
Repayments of advances by Quebrada Blanca minesite employees	540	-
	(269,416)	(23,651)
Increase (decrease) in cash for the period	(184,575)	41,071
Cash – beginning of period	630,297	361,263
Cash – end of period	445,722	402,334

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended March 31
(in thousands of United States dollars)
(Unaudited)

2007	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Operating activities				
Net earnings (loss)	15,187	46,063	(3,430)	57,820
Non-cash items	6,335	30,780	991	38,106
	21,522	76,843	(2,439)	95,926
Net change in non-cash working capital items	(7,935)	(8,960)	(20)	(16,915)
	13,587	67,883	(2,459)	79,011
Financing activities				
Proceeds on drawdown of revolving credit facility	-	-	125,000	125,000
Dividends on common shares	-	-	(88,660)	(88,660)
Repayments of senior notes	-	-	(31,250)	(31,250)
Repayments of capital leases	-	(1,145)	(25)	(1,170)
Common shares issued	-	-	2,327	2,327
Other	162	(620)	41	(417)
	162	(1,765)	7,433	5,830
Investing activities				
Restricted cash	-	-	(128,000)	(128,000)
Purchase of additional interest in Andacollo	-	-	(103,000)	(103,000)
Payment of copper price participation	-	-	(10,000)	(10,000)
Property, plant and equipment	(502)	(4,285)	(5,266)	(10,053)
Mineral property development	(4,519)	-	(14,440)	(18,959)
Proceeds on disposal of property, plant, and equipment	-	-	56	56
Repayments of advances by Quebrada Blanca minesite employees	-	540	-	540
	(5,021)	(3,745)	(260,650)	(269,416)
Inter-segment distributions to corporate	(498)	(494)	992	-
Increase (decrease) in cash for the period	8,230	61,879	(254,684)	(184,575)
Cash – beginning of period	130,621	67,683	431,993	630,297
Cash – end of period	138,851	129,562	177,309	445,722

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Operating activities				
Net earnings (loss)	10,187	40,772	(4,141)	46,818
Non-cash items	7,633	22,233	(9)	29,857
	17,820	63,005	(4,150)	76,675
Net change in non-cash working capital items	3,268	966	(4,904)	(670)
	21,088	63,971	(9,054)	76,005
Financing activities				
Dividends on common shares	-	-	(12,384)	(12,384)
Repayments of capital leases	-	(886)	-	(886)
Common shares issued	-	-	2,202	2,202
Other	(218)	870	(867)	(215)
	(218)	(16)	(11,049)	(11,283)
Investing activities				
Payment of copper price participation	-	-	(10,000)	(10,000)
Property, plant and equipment	(2,357)	(33)	(3,040)	(5,430)
Mineral property development	-	-	(8,435)	(8,435)
Proceeds on disposal of property, plant and equipment	3	-	211	214
	(2,354)	(33)	(21,264)	(23,651)
Inter-segment distributions to corporate	(32)	(209)	241	-
Increase (decrease) in cash for the period	18,484	63,713	(41,126)	41,071
Cash – beginning of period	45,224	37,805	278,234	361,263
Cash – end of period	63,708	101,518	237,108	402,334

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2006. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2006.

2. Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2007, Aur adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses from both items are included in earnings.

In accordance with the provisions of these new standards, Aur reflected the following adjustments as of March 31, 2007:

- An increase of $127.1 million to "Unrealized losses on zinc forward sales agreement" in the liabilities section, of which $26.4 million was included in current liabilities and $100.6 million was included in long-term liabilities and a decrease of $127.1 million to "Accumulated other comprehensive income" in the shareholders' equity section of the consolidated balance sheet. These adjustments consisted entirely of forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond Mine. (See Note 10)

The adoption of these new standards had no impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

Additionally, deferred financing costs which had been previously capitalized and amortized over the term of the related debt facility are now expensed as incurred. The retrospective application of this policy to January 1, 2006 resulted in a decrease in other assets and opening retained earnings of $1,070.

3. Purchase of additional interest in Andacollo

On January 18, 2007, Aur purchased CMP's 30% interest in the Series A shares of Compañía Minera Carmen de Andacollo ("CDA") for $103.0 million in cash. This increased Aur's economic interest in CDA from 63% to 90% effective January 1, 2007 with ENAMI holding the remaining 10%. This transaction was accounted for as a step purchase with the excess of the consideration paid over the fair value of the net assets acquired being allocated to property, plant and equipment.

4. Inventories and prepaid expenses

	March 31 2007	December 31 2006
	$	$
Cathode copper	1,825	2,347
In-process inventories	52,331	52,090
Mine supplies	14,442	14,338
Prepaid expenses and deposits	4,289	4,086
	72,887	72,861

5. Long-term copper inventory and other

	March 31 2007	December 31 2006
	$	$
Long-term in-process copper inventory	18,747	18,747
Deferred charges	608	-
Advances to Quebrada Blanca minesite employees	1,761	2,271
Letters of credit	3,571	3,570
	24,687	24,588

6. Copper price participations

(i) Andacollo

ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.

(ii) **Quebrada Blanca**

Teck Cominco Ltd. is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and $10 million on January 10, 2007 for 2006 as the copper price exceeded the threshold amount in those years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On April 19, 2007, the $2.5 million quarterly payment for 2007 was made.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year up to a cumulative total of $50.8 million. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI was accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. An additional $5.3 million liability to ENAMI has been accrued at March 31, 2007 as the average realized copper price for the first quarter of 2007 exceeded the inflation adjusted realized copper price for the quarter. The price participation amount payable to ENAMI for the year 2006 of $32.1 million was paid in April 2007.

7. Senior Notes

On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. On March 9, 2007, the first scheduled principal repayment was made.

The scheduled principal repayments are as follows:

	March 31 2007	December 31 2006
	$	$
Current portion		
March 2007	-	31,250
March 2008	31,250	-
Long term portion		
March 2008		31,250
March 2009	31,250	31,250
March 2010	31,250	31,250
	62,500	93,750
	93,750	125,000

8. Revolving credit facility

On January 25, 2007, Aur obtained a four year revolving credit facility that permits borrowings of up to $150 million. The terms of the facility require one of Aur's Chilean subsidiaries to provide cash collateral to the lender equal to the amount outstanding under the facility plus $3 million. The excess interest expenses charged on the facility over the interest income earned on the collateralized cash is expected to be between 0.25% and 0.50% over the term of the facility. At March 31, 2007, $125 million had been drawn on the facility and, accordingly, $128 million was included in restricted cash on the balance sheet.

9. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	Three months ended March 31			
	2007		2006	
	Shares	Amount	Shares	Amount
	# 000's	$	# 000's	$
Common shares				
Balance – beginning of period	98,159	194,629	96,306	183,654
Share purchase options exercised	276	2,327	455	2,203
Balance – end of period	98,435	196,956	96,761	185,857

(b) Earnings per common share

	Three months ended March 31	
	2007	2006
	$	$
(i) Basic		
Numerator		
Net earnings available to shareholders	57,820	46,818
Denominator (# 000's)		
Weighted average number of shares	98,411	96,646
Basic earnings per share	0.59	0.48
(ii) Diluted		
Numerator		
Income available to shareholders	57,820	46,818
Denominator (# 000's)		
Weighted average number of shares	98,411	96,646
Potential incremental issuance from stock-based compensation	94	81
Potential issuance of shares from purchase options	690	1,235
	99,195	97,962
Diluted earnings per share	0.58	0.48

(c) Stock-based compensation plans

At March 31, 2007, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange, trading in Canadian dollars, and the Santiago Stock Exchange, trading in United States dollars.

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2007:

	Outstanding			**Exercisable**	
Range of exercise prices per share	**Shares**	**Weighted average months remaining**	**Weighted average exercise price per share**	**Shares**	**Weighted average exercise price per share**
CDN$	**# 000's**	**#**	**CDN$**	**# 000's**	**CDN$**
$3.30 to $6.96	**313**	**27**	**5.49**	**110**	**5.26**
$7.05 to $11.21	**507**	**42**	**9.75**	**155**	**11.05**
$12.63 to $17.48	**370**	**50**	**15.44**	**136**	**13.82**
$18.25 to $25.51	**667**	**57**	**22.26**	**125**	**20.40**
	1,857			**526**	

The number of stock options outstanding at March 31, 2007 represents 1.9% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended March 31, 2007 and 2006:

	2007		2006	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	# 000's	**CDN$**	# 000's	CDN$
Balance – beginning of period	**1,693**	**11.15**	2,876	6.94
Granted	**479**	**23.73**	245	13.66
Exercised	**(275)**	**9.94**	(455)	5.59
Expired	**-**	**-**	-	-
Forfeited	**(40)**	**7.41**	-	-
Balance – end of period	**1,857**	**14.66**	2,666	7.79

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.41% (2006 – 0.7%),

expected volatility of 39% (2006 – 42%), risk-free interest rate of 4.7% (2006 – 4.6%) and expected life of 23 months (2006 – 24 months).

10. Accumulated other comprehensive loss

	March 31 2007
	$
Unrealized losses on zinc forward sales agreement	(127,083)

11. Other

	Three months ended March 31	
	2007	2006
	$	$
Interest on obligation under capital leases	201	108
Other income	(1,000)	(194)
Interest and financing costs	34	4
Foreign exchange	(1,222)	(491)
Gain on disposal of property, plant and equipment	(56)	(148)
Miscellaneous	49	-
	(1,994)	(721)

12. Supplementary cash flow information

	Three months ended March 31	
	2007	2006
	$	$
Net change in non-cash working capital:		
Receivables	(7,524)	(3,426)
Inventories	1,131	(2,177)
Accounts payable and accrued liabilities	(10,522)	4,933
	(16,915)	(670)
Other information:		
Interest paid	4,219	4,219
Income, resource and capital taxes paid	11,655	2,979

13. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Derivatives

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond Mine and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from the Duck Pond Mine.

Aur RESOURCES INC.

Effective January 1, 2006, Aur adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness testing of hedges.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative, the method for assessing effectiveness and the method of accounting. This process includes linking all derivatives to specific commodities and commitments for forecasted transactions.

Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.

Aur's hedging commitments arising from this transaction, which are identified, on a monthly basis, over the period July 2007 through December 2011 and comprise the first 75% of estimated scheduled zinc production during the period, are:

	Zinc Forward Sales		
Year	**Hedge Tonnage**	**Average Price $/tonne**	**Average Price $/lb**
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

At March 31, 2007, the estimated fair value of Aur's zinc forward sales based on a forward spot price of $1.21 was a loss of $127.1 million.

14. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB's tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October 2006, the Court of Appeals annulled such judgment. As a result, CMQB's contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

END